legal & compliance, llc

LAURA ANTHONY, ESQUIRE	www.legalandcompliance.com
LAZARUS ROTHSTEIN, ESQUIRE	WWW.SECURITIES-LAW-BLOG.COM
CHAD FRIEND, ESQUIRE
MICHAEL RASMUSSEN, ESQUIRE

OF COUNSEL:
PETER P. LINDLEY, JD, CPA, MBA
STUART REED, ESQUIRE
MARC S. WOOLF, ESQUIRE

E-MAIL:LROTHSTEIN@LEGALANDCOMPLIANCE.COM

September 15, 2014

VIA ELECTRONIC EDGAR FILING

Duc Dang, Senior Counsel

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn.: Stacie Gorman

Re:	X-Treme Investments, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed August 22, 2014
File No. 333-190573

Dear Mr. Dang and Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, X-Treme Investments, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 9:30 a.m., EST, on Thursday, September 18, 2014, or as soon thereafter as is practicable.

In addition, the Company acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Duc Dang, Senior Counsel

Stacie Gorman

U.S. Securities and Exchange Commission

September 15, 2014

Sincerely yours,

/s/ Lazarus Rothstein
Lazarus Rothstein,
For the Firm

X-Treme Investments, Inc.:

By:	/s/ Anthony Passmore
Anthony Passmore, Chief Executive Officer

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832